                                       FILED BY ENSCO INTERNATIONAL INCORPORATED
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                     AND DEEMED FILED PURSUANT TO RULE 14a-12(b)
                                          OF THE SECURITIES EXCHANGE ACT OF 1934
                                           SUBJECT COMPANY: CHILES OFFSHORE INC.
                                  SUBJECT COMPANY COMMISSION FILE NO.: 001-16005

[ENSCO LOGO]

                                  NEWS RELEASE
                        ENSCO INTERNATIONAL INCORPORATED

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        2700 FOUNTAIN PLACE o 1445 ROSS AVENUE o DALLAS, TEXAS 75202-2792
      TEL: (214) 922-1500 o FAX: (214) 855-0080 o WEB SITE: WWW.ENSCOUS.COM
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                ENSCO INTERNATIONAL AND CHILES OFFSHORE ANNOUNCE
                COMPLETION OF HART-SCOTT-RODINO ANTITRUST REVIEW

         Dallas, Texas, June 14, 2002....ENSCO International Incorporated (NYSE:
ESV) and Chiles Offshore Inc. (AMEX: COD) announced today that the Federal Trade Commission and United States Department of Justice granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 for ENSCO's acquisition of Chiles. The termination of this waiting period satisfies a regulatory condition required for the previously announced acquisition.

         Chiles also today announced that its Board of Directors has set July 5, 2002 as the record date for determining stockholders entitled to vote on the transaction with ENSCO, which is subject to stockholder approval at a special meeting of Chiles stockholders to be held on August 7, 2002.

         ENSCO, headquartered in Dallas, Texas, provides contract drilling and marine transportation services to the international petroleum industry. Chiles, based in Houston, Texas, owns and operates a fleet of four ultra-premium jackup rigs with one additional ultra-premium jackup rig under construction that is expected to be delivered by the end of the third quarter of 2002.

         THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE OR AN OFFER OR AN INVITATION TO PURCHASE ANY SECURITIES. INVESTORS SHOULD CAREFULLY REVIEW ENSCO INTERNATIONAL INCORPORATED'S REGISTRATION STATEMENT AND PROSPECTUS AND THE RELATED CHILES OFFSHORE INC. PROXY STATEMENT WITH RESPECT TO THE PROPOSED TRANSACTION FILED WITH THE SEC BEFORE MAKING ANY DECISION CONCERNING THE PROPOSED OFFER. THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION. THESE DOCUMENTS AND OTHER RELEVANT DOCUMENTS MAY BE OBTAINED FOR FREE AT THE SEC'S WEB SITE http://WWW.SEC.GOV, AND AT ENSCO INTERNATIONAL INCORPORATED'S WEB SITE, http://WWW.ENSCOUS.COM, OR CHILES OFFSHORE INC.'S WEB SITE, http://WWW.CHILESOFFSHORE.COM. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.

PARTICIPANTS IN SOLICITATION

         CHILES OFFSHORE INC. AND ITS RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM CHILES OFFSHORE INC.'S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED MERGER. INFORMATION CONCERNING CHILES OFFSHORE INC.'S PARTICIPANTS IN THE SOLICITATION IS SET FORTH IN CHILES OFFSHORE INC.'S FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 29, 2002.


Contact: Richard LeBlanc
         (214) 922-1550